SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                                 For 13 May 2004


                         The Governor and Company of the
                                 Bank of Ireland
                                   Head Office
                               Lower Baggot Street
                                    Dublin 2
                                     Ireland


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):






                             BANK OF IRELAND GROUP

                            PRELIMINARY ANNOUNCEMENT
                         FOR THE YEAR TO 31 MARCH 2004


                              Principal Features


A strong Group performance

-          Profit before tax and exceptional items                + 8%
-          Alternative EPS                                        + 8%
-          Underlying Alternative EPS                            + 10%
               Alternative EPS                                     +8%
               Irish Government Bank Levy                          +2%
               UK Financial Services profit (translation impact)   +2%
               Change in accounting policy                         -2%

Strong volume growth with no compromise to asset quality

-          Lending in Retail Ireland +20%
-          UKFS Lending +14%
-          BOI Life sales +19% (Excl. SSIA's)
-          BIAM assets under management (PIT +35%, Average +4%)

Strong cost management

-          Positive cost/income gap of 3%
-          Total costs down
-          Cost income ratio 54%, improved by 2%

Successful capital management strategies

-          Return on equity 23.7%
-          Dividend growth of 12%
-          Rolling share buy-back programme
-          Strong capital ratios
             - Tier 1 7.2%
             - Total 11.3%

Positive portfolio management developments

-          Profitable sale of share in State Street Alliance
-          Significant new joint venture announced with UK Post Office
-          Rationalisation of Bristol & West branch network and Chase de Vere



"This was an excellent result based on delivery against our strategic goals of growth and efficiency and driven by strong performances in all of our divisions. Strong growth in volumes, recovery in world equity markets and a relentless focus on costs all contributed to this our thirteenth consecutive year of increased profits. With growing economic momentum and stronger equity markets, we believe we are well positioned for continuing profit growth".

                                                                 Michael D Soden
                                                           Group Chief Executive
                                                                     13 May 2004

For further information:
John O'Donovan              Fiona Ross                   Dan Loughrey
Group Chief Financial       Head of Group Investor       Head of Group Corporate
Officer +353 1 632 2054     Relations +353 1 604 3501    Communications
                                                         +353 1 604 3833


Forward Looking Statement

This document contains certain forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995 with respect to certain of the Group's plans and its current goals and expectations relating to its future financial condition and performance and the markets in which it operates. Because such statements are inherently subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include but are not limited to risks and uncertainties relating to profitability targets, prevailing interest rates, the performance of the Irish economy and the international capital markets, the Group's ability to expand certain of its activities, competition, the Group's ability to address information technology issues and the availability of funding sources. The Bank of Ireland Group does not undertake to release publicly any revision to these forward-looking statements to reflect events, circumstances or unanticipated events occurring after the date hereof.



                             BANK OF IRELAND GROUP

                            PRELIMINARY ANNOUNCEMENT
                         FOR THE YEAR TO 31 MARCH 2004

                                   Highlights

                                                  31 March    31 March    +/-%
                                                      2004        2003
                                                      EURm        EURm
Profit on ordinary activities before
exceptional items                                    1,267       1,177     +8%
Exceptional Items                                     (97)       (164)    -41%
                                                  --------    --------
Profit before taxation                               1,170       1,013    +15%

Per Unit of EUR0.64 Ordinary Stock

   EPS                                               97.2c       83.4c    +17%
   Alternative EPS                                  106.7c       99.2c     +8%
   Dividend                                          41.4c       37.0c    +12%

Ratios (before exceptional items)

   Net Interest Margin                               2.21%       2.38%
   Cost/Income Ratio                                   54%         56%
   Annual loan loss charge/average loans             14bps       18bps
   Return on Equity                                  23.7%      *22.4%

Balance Sheet (EURbn)*

   Total Stockholders' Funds                           4.3         4.0     +8%
   Total Assets                                      106.4        89.3    +19%

Capital Ratios (%)

   Tier 1                                             7.2%        8.0%
   Total                                             11.3%       11.1%


* restated for changes due to UITF abstract 37.



                             BANK OF IRELAND GROUP

                            PRELIMINARY ANNOUNCEMENT
                         FOR THE YEAR TO 31 MARCH 2004


The strong performance for the year is due to all of the Group's operating divisions contributing strongly as the global economy emerged from a period of uncertainty. Key to this performance was our clear strategic focus on our two main markets in Ireland and the UK, while the recovery in world equity markets had a positive influence on both the Asset Management and the Life and Pensions businesses. Retail Republic of Ireland continued to perform strongly capitalising on its strong franchise, excellent distribution systems and extensive product range to grow market share and enhance profitability. The UKFS Division made good progress in the reorganisation of the UK business, and the Wholesale Financial Services Division had a strong performance against the previous year's record outturn which had benefited from a number of large one-off gains.

Bank of Ireland Group reports profit on ordinary activities before tax and exceptional items of EUR1,267 million for the year to 31 March 2004, an increase of 8% on the previous year. Alternative earnings per share (which excludes goodwill amortisation and exceptional items) of 106.7 cent increased by 8%. Excluding the negative impact of the full year effect of the Irish Government levy on banks, the negative effect of the strengthening of the euro on the translation of our UK profits, and the positive effect of the change in accounting policy on mortgage procurement fees, the growth in underlying alternative earnings per share was 10%.

Return on average stockholders' equity, excluding exceptional items, was 24%, the 11th consecutive year that this has exceeded 20%.

The results for the year include exceptional items of EUR97 million consisting of the write-off of the remainder of the goodwill associated with Chase de Vere, implementation costs associated with the restructuring plan in UKFS Division, offset by the net proceeds from the sale of our share in the alliance with State Street Bank.

The global outlook is now more positive in terms of the US economy and world equity markets. The economic outlook in the Republic of Ireland is positive with clear signals in recent months of a pick up in momentum. An increase in GDP growth, a rise in investment, accelerating employment growth and bank lending, and falling inflation are all encouraging signs of a return to economic growth. The UK, as our second major market, has very good potential for Bank of Ireland and we are satisfied that, with the quality of our business there and the benefits we expect to flow from our Joint Venture with the UK Post Office, we are well positioned to realise that potential. The UK also represents strong economic prospects with the Group's two main markets among the best performing economies in Europe.

Initial indications on the prospects of the Joint Venture with the UK Post Office are very positive. The operating structure is in place and the first nationwide product offering was launched in March, supported by a major marketing campaign. We have had a strong response to date to the launch of our loan product and further products will be introduced progressively between now and the end of 2005.

The Group net interest margin has reduced from 2.38% last year to 2.21% for the year to March 2004, a reduction of 17 basis points. Margin attrition on the liability side of the balance sheet is to be expected in a low interest rate environment which particularly impacts on institutions with high levels of retail deposits. Tighter margins in our standard mortgage book in the UK together with the strong growth in advances being funded by higher wholesale borrowing has had a negative effect on the overall net interest margin. The interest foregone on the funding of the share buy-back programme, while positive in EPS and shareholder value terms, also impacts the margin. The net interest margin has been well managed in the current environment and the compression arises mainly from these structural issues. We believe we are at the bottom of the interest rate cycle but we expect to see further compression in our net interest margin as advances grow faster than deposits together with tighter margins on our standard mortgage book in the UK. However the incremental growth in lending remains profitable despite the dilution effect on net interest margin.

Total income growth exceeded cost growth by 3% for the year, and the cost income ratio reduced further from 56% to 54%. Cost management continues to be one of the key strategic priorities for the Group. We have achieved our objectives for the positive gap between income growth and cost growth, and significant progress has been made in reducing our cost base and in improving our efficiency. Whilst we have world-class cost income ratios in some of our businesses, some further work remains and as part of this process we completed two major seven-year outsourcing deals, with Hewlett Packard to supply our information technology needs and with ESAT/BT to supply all of our data, voice and internet requirements. Good progress has been made in terms of our business improvement plan in the UK which encompasses, the closure of 33 out of 131 Bristol & West branches, the re-configuration of business banking, and development of a shared services environment for certain back office activities.

The charge for loan losses was EUR86 million for the year after a reduction in general provisions, and represents 14 basis points of average lending. Asset quality remains very strong and reflects the continued prudent approach to underwriting and management of credit across the Group.

Capital ratios remain strong with Tier 1 Capital at 7.2%, which is broadly in line with our objectives, and Total Capital at 11.3%. The Group continued its rolling share buy-back programme, which began in February 2003 and to date has purchased 48.4 million units of stock at a total cost of EUR510 million. The rolling share buy-back programme together with our progressive dividend policy continues to enhance returns on our stockholder funds.

The Group benefits from a clear strategic vision based on the twin objectives of growth and efficiency. This strategy is specifically honed to manage the current environment of dynamic growth opportunities, intensifying competition and tightening margins, and has delivered a thirteenth successive year of profit growth.

Outlook

Improving economic performance in our two main markets together with the improvement in global economies and world equity markets we believe provide a basis for optimism for business prospects in the coming year. We have a robust strategy, a quality management team of proven achievement and customer-focused staff that are a real differentiating factor. Notwithstanding the low interest rate environment and the competitive landscape, we are confident that we can build on our past performance and deliver a strong performance in the coming year.


Business Performance
                                                 31 March 2004    31 March 2003
                                                          EURm             EURm
                                                                    (restated)*
Retail Republic of Ireland                                 419              390
Bank of Ireland Life                                       147               87
Wholesale Financial Services                               371              367
UK Financial Services                                      373              359
Asset Management Services                                  125              113
UK Post Office JV                                          (3)                -
Group & Central                                          (115)             (85)
Grossing up                                               (50)             (54)

Profit before taxation and exceptional items             1,267            1,177


*The preliminary statement reflects some minor internal organisational changes which are reflected above.


Retail Republic of Ireland

Pre-tax profits in Retail Banking in the Republic increased by EUR29 million or 7% to EUR419 million. This was a strong domestic performance reflecting solid growth in income, good cost control and very satisfactory asset quality.

The Irish economy showed some recovery in the year and our powerful brand, franchise and distribution capability in the domestic market continue to deliver increased sales of Group products, market share gains and growth in customer numbers.

Lending volumes rose by 20% with both mortgages and other lending recording strong growth. The mortgage market continued to be very buoyant through the year and the Group's market share increased further, continuing its leadership position in this market, with balances at year-end up 29% on last year. Non-mortgage lending, strengthened through the year and year-end balances were higher by 13%, with business lending up 16%.
Resources volumes performed well and recorded year-end growth of over 7%.
Net interest margin showed a contraction of 22 basis points due to the continuation of interest rates at historically low levels together with higher wholesale borrowings. The combination of volume growth and margin trends resulted in net interest income growth of 6%.

Non interest income rose by 6% with branches' fee income as well as insurance commissions being important contributors to the growth.

The loan loss charge was similar to the previous year, and as a percentage of advances was 5 bps lower at 23 bps. The quality profile of the loan book improved during the year.

Costs rose by 5%. Salary increases, higher depreciation charges and information technology costs were partly offset by cost reduction initiatives.

We have operated in a competitive environment in the past and we have consistently thrived in such circumstances. Our natural flair for innovation and enterprise allied to our strong product range and customer relationship skills give us confidence for the future. The focus on Customer Relationship Management and customer service continues, with increased customer satisfaction and higher sales of Group products.

There was further expansion of the ATM network with 296 new installations completed, bringing the total Network to 930 outlets at year-end.

Bank of Ireland Life

Bank of Ireland Life, the Group's life and pensions business, had a satisfactory year. Pre-tax profits increased by 69% to EUR147 million, boosted by the strong recovery in world equity markets. Operating profits were EUR132 million compared with EUR130 million last year - this reflects the impact of a fall off in new business sales following the closure of the government sponsored savings scheme. Overall sales were down 12% while sales excluding the government savings accounts were ahead by 19%. We experienced strong growth in new business in the six months to March 2004, a growth which has continued in the current year.

Bank of Ireland Life results are summarised below:-

                                                          2003/04      2002/03
                                                             EURm         EURm
New business contribution                                      51           55
Profit from existing business
expected return                                                54           56
experience variances                                           14           11
operating assumption changes                                    5          (2)
Return on shareholder funds                                     8           10

Operating profit                                              132          130

Investment variance                                            26         (49)
Effect of economic assumption changes                          19           35

Sub-total                                                     177          116

Less: income adjustment for certain services
provided by Group companies                                  (30)         (29)

Profit before tax                                             147           87


The Company adopts a prudent approach in setting the assumptions used in its embedded value basis and this is reflected in the favourable experience variances, and the contribution from changes in operating assumptions, during the year.

The positive investment variance of EUR26 million is based on the improvement in world equity markets, and the consequent beneficial impact on the investment management fees that the Company will receive in future years.

As reported in the interim results, the net benefit of changes in economic assumptions is EUR19 million. This reflects a benefit from the reduction in the discount rate from 10% to 8% in line with the current low interest rate environment, but offsetting this, the business now discounts the solvency margin in accordance with the Association of British Insurers guidelines and has also reduced the assumption in respect of future growth in unit-linked assets.

The continuing market leadership that our Life business enjoys is testament to its superior financial strength, the power of its brand, distribution and product innovation, and customer service.

Wholesale Financial Services

Wholesale Financial Services incorporates Corporate Banking, Global Markets (renamed from Treasury & International Banking), Davy, First Rate Enterprises (First Rate) and IBI Corporate Finance. Pre-tax profits increased by 1% to EUR371 million, a strong performance against last year's record outturn which benefited from falling interest rates and a number of large one-off gains. Total income (including Share of Associates and Joint Venture) increased by EUR18 million, while costs increased by EUR8 million, a 3% and 4% increase respectively.

The charge for loan losses was EUR31 million compared with EUR25 million in the previous year. Loan losses as a percentage of average loans of 26 basis points were 6 basis points higher than last year, reflecting some specific provisions, and higher general provisioning on the international loan book. Asset quality is strong and the loan book is well diversified.

Corporate Banking reported a slight reduction of 1% in pre-tax profits, a good underlying performance as last year's result benefited from some large one-off fees. Net interest margin was higher, underpinned by wider lending margins and continued growth in resource and international lending volumes.

Global Markets performed strongly in challenging market conditions but profits were down 2% mainly due to higher levels of exceptional gains in the corresponding period last year which benefited from falling interest rates. First Rate Enterprises, the Group's specialist foreign exchange subsidiary, had another excellent year helped by further strong growth in its joint venture with the UK Post Office, steady growth in Ireland and rapid expansion in Foreign Currency Exchange Corp ("FCEC"), its US business acquired in April 2003. First Rate/FCEC has recently won a tender to offer Foreign Currency Services for an initial 12 month pilot period, commencing in June 2004, with Canada Post Corporation.

Davy and IBI Corporate Finance reported very good performances.


UK Financial Services
(In Local Currency)

Profit before goodwill, exceptional items and taxation increased by 9% to GBP263 million. Income growth exceeded cost growth by 2% which contributed to an improvement in the cost income ratio from 56% to 55%.

Advances increased by 14% to GBP22 billion; this reflected strong growth in both residential mortgages and business banking. Resources are broadly in line with last year as the division has not pursued aggressive price-led recruitment of funds.

Net interest income increased by 3% due to strong lending growth being partly offset by lower margins. The net interest margin declined by 20 basis points. This mainly reflected structural changes in the residential mortgage portfolio arising from the run-off of older standard variable rate loans which have been replaced by newer loans written at tighter margins. In addition a greater reliance on wholesale funding was necessary as advances growth exceeded resources growth during the year.

Other income fell 4% reflecting weak demand conditions for investment products. Total income rose 1% compared to last year.

Operating costs reduced 1% mainly arising from a restructure of Chase de Vere operations. The UKFS division remains on track to deliver a further GBP30 million cost reductions (in addition to the cost savings of GBP15 million already achieved in Chase de Vere) over the next two to three years with the objective of achieving a cost income ratio in the mid to high 40s.

Residential mortgage arrears levels continue to run at lower levels than the industry average (Council of Mortgage Lenders). The charge for loan losses is lower by GBP12 million compared with last year and reflects strong asset quality.

Asset Management Services

Asset Management Services, which incorporates the Group's asset management and securities services businesses increased its profit before tax and goodwill amortisation by 13% to EUR136 million, and profit before tax by 11% to EUR125 million over the same period last year.

The improvement was driven by the inclusion of a full year contribution from Iridian and good revenue and cost management in Bank of Ireland Asset Management
(BIAM). Average assets under management in BIAM grew by 4% over last year.

The improvement in global equity markets during the year has positively impacted on the value of assets under management in BIAM and Iridian. Point in time assets under management in BIAM at 31 March 2004 were EUR57.5 billion compared to EUR42.7 billion at 31 March 2003 - a rise of 35%, whilst Iridian assets under management increased by 17% to $9.8 billion. BIAM continued its successful geographic expansion with significant appointments particularly in the UK and Japan.

Bank of Ireland Securities Services (BOISS), the custody and fund administration business, continues to perform well. During the year BOISS completed the sale of its share of the alliance it operated with State Street. The profit of EUR36 million on the sale is shown as an exceptional item and excluded from alternative earnings per share.

Group & Central

Group and Central, which comprises earnings on surplus capital, unallocated central and support costs and some smaller business units had a net cost of EUR115 million, compared to EUR85 million in the previous year. The main drivers of this are, lower earnings on surplus capital as a result of lower interest rates, the interest cost of the StgGBP350 million Tier I issue in March 2003, the funding cost of the rolling share buy back programme which has a negative impact on net interest income but is accretive in EPS and Shareholder Value terms, and lower property gains.



FINANCIAL REVIEW

Analysis of Results

The Group Profit & Loss account for the years ended 31 March 2004 and 2003 are set out below.

                                                     31 March 2004 31 March 2003
                                                              EURm          EURm
Net Interest Income                                          1,744         1,729
Other Income                                                 1,234         1,188
                                                           -------       -------
Total Operating Income                                       2,978         2,917

Income from associated undertakings and joint
ventures                                                        29            22

Operating expenses                                           1,654         1,662

Loan Losses                                                     86           100
                                                           -------       -------
Profit on ordinary activities before
exceptional items                                            1,267         1,177

Exceptional Items                                             (97)         (164)
                                                           -------       -------
Profit before Taxation                                       1,170         1,013
                                                           =======       =======

Group net interest income increased by EUR15 million or 1% to EUR1,744 million reflecting strong growth in average earning assets in the year which more than offset a decline in the Group net interest margin of 17 basis points to 2.21% (2003: 2.38%). On a constant currency basis the growth in net interest income was 4%.

    Average Earning Assets                             Net Interest Margin
                                                     (including grossing up)
31 March 2004       31 March 2003                 31 March 2004    31 March 2003
   EURbn                EURbn                            %               %

    47.9                 42.8           Domestic        2.43           2.65
    32.8                 31.0           Foreign         1.87           1.99
  ------               ------                         ------         ------
    80.7                 73.8                           2.21           2.38
  ======               ======                         ======         ======

Average earning assets increased by 9% or EUR7 billion to EUR81 billion due to higher levels of average loans and advances to customers in the Republic of Ireland and in the UK. On a constant currency basis the increase in average earning assets was 13%.

The Group net interest margin declined by 17 basis points to 2.21%. The domestic net interest margin declined by 22 basis points due to the lower interest rate environment, higher levels of wholesale borrowing as a result of growth in lending exceeding the growth in customer deposits and the funding cost of the share buy-back programme. The foreign net interest margin declined by 12 basis points primarily due to tighter margins in our standard mortgage book in the UK and higher levels of wholesale borrowing.

Other income increased by EUR46 million or 4% to EUR1,234 million mainly due to the recovery of world stock markets which had a positive effect on our Life business, and higher transaction volumes in Retail Republic of Ireland. This was offset by lower sales of equity products in UKFS, a weakening of sterling against the euro and the net effect of acquisitions and divestments.

Income from associated undertakings and joint ventures increased by EUR7 million to EUR29 million and includes the profit from First Rate Enterprises, and the set up costs associated with our Joint Venture with the UK Post Office.

Operating expenses declined by EUR8 million to EUR1,654 million. An increase in staff costs of 1% was largely due to the higher rates of pay offset by the benefit of rationalisation programmes and the weakening of sterling against the euro. Other administrative expenses including depreciation and goodwill amortisation decreased by 3% reflecting the benefit of rationalisation programmes, the weakening of sterling against the euro and the net effect of acquisitions and divestments.

Total income growth exceeded cost growth by 3% for the year, and the cost income ratio reduced further from 56% to 54%.

Asset quality remains strong. The charge for loan losses was EUR86 million for the year, a reduction of EUR14 million over the preceding period and represents 14 basis points of average lending. Balances under provision stood at EUR375 million at 31 March 2004 (EUR376 million at 30 September 2003) and represent a coverage ratio of 126%.

The results for the year includes exceptional items of EUR97 million made up of:

- the net proceeds of EUR36 million on the sale of our share in the alliance between Bank of Ireland Securities Services and State Street Bank,
- the write-off of the remainder of the goodwill associated with Chase de Vere of EUR93 million together with some provisions of EUR22 million for the impairment of certain assets in the IFA business.
- additional costs of EUR4 million incurred in relation to restructuring undertaken in previous years.
- implementation costs of EUR14 million associated with the UKFS Business Improvement Programme.

The effective tax rate increased from 16% to 18% as a result, inter alia, of the levy on bank profits introduced by the Irish Government in December 2002:- the current year includes a charge of EUR26 million for this levy, the corresponding period last year included a charge of EUR7 million.

The Group balance sheet increased from EUR89 billion to EUR106 billion and group capital ratios remain strong with a Tier 1 ratio of 7.2% and a Total Capital ratio of 11.3%.

Return on equity before exceptional items was 23.7% for the year, a continuation of returns that have averaged 24% since 1992.

Dividend

The directors have recommended a final dividend of 26.6 cent. The recommended Final Dividend together with the Interim Dividend of 14.8 cent paid in January 2004, results in a total of 41.4 cent for the year ended 31 March 2004, an increase of 12% on the previous year.

The Group operates a progressive dividend policy based on the medium term outlook as well as earnings in any particular year. Total dividend for the year is covered 2.6 times (39% payout ratio) compared to 2.7 times (37% payout ratio) in the previous year.

The final dividend will be paid on or after 16 July 2004 to Stockholders who are registered as holding ordinary stock at the close of business on 18 June 2004.

Annual General Court

The Annual Report and Accounts and the Notice of the Annual General Court of Proprietors will be posted to Stockholders on 8 June 2004 and the Annual General Court will be held on 7 July 2004.

                                                             2004         2003
                                                Notes        EURm         EURm

INTEREST RECEIVABLE

Interest receivable and similar income arising
from debt securities                                          331          344
Other interest receivable and similar income       5        3,300        3,347

INTEREST PAYABLE                                            1,887        1,962
                                                       ----------   ----------
NET INTEREST INCOME                                         1,744        1,729

Fees and commissions receivable                             1,134        1,011
Fees and commissions payable                                (200)        (140)
Dealing profits                                                73           85
Contribution from the life assurance business                 177          116
Other operating income                             6           50          116
                                                       ----------   ----------
TOTAL OPERATING INCOME                                      2,978        2,917

Administrative expenses                                     1,471        1,480
Depreciation and amortisation                                 183          182
                                                       ----------   ----------
OPERATING PROFIT BEFORE PROVISIONS                          1,324        1,255

Provision for bad and doubtful debts              13           86          100
                                                       ----------   ----------
OPERATING PROFIT                                            1,238        1,155

Income from associated undertakings and joint
ventures                                                       29           22
                                                       ----------   ----------
Profit on ordinary activities before
exceptional                                                 1,267        1,177
items

Exceptional Items                                7,8         (97)        (164)
                                                       ----------   ----------
PROFIT BEFORE TAXATION                                      1,170        1,013

Taxation                                           9        (208)        (163)
                                                       ----------   ----------
PROFIT AFTER TAXATION                                         962          850
                                                       ==========   ==========



                                                              2004        2003
                                                 Notes        EURm        EURm

PROFIT AFTER TAXATION                                          962         850

Minority interests : equity                                     13           9
                   : non equity                                  6           6
Non-cumulative preference stock dividends           10           8           9
                                                         ---------   ---------
PROFIT ATTRIBUTABLE TO THE
ORDINARY STOCKHOLDERS                                          935         826

Transfer to capital reserve                                     62          44
Ordinary dividends                                  10         400         371
                                                         ---------   ---------
PROFIT RETAINED FOR THE YEAR                                   473         411
                                                         =========   =========
Earnings per unit of EUR0.64 Ordinary Stock         11       97.2c       83.4c
                                                         =========   =========

Diluted Earnings per unit of EUR0.64 Ordinary
Stock                                               11       96.6c       82.6c
                                                         =========   =========

Alternative Earnings per unit of EUR0.64 Ordinary
Stock                                               11      106.7c       99.2c
                                                         =========   =========


                                                                  The Group
                                                             2004         2003
ASSETS                                                              (restated)
                                               Notes         EURm         EURm
Cash and balances at central banks                          1,397          679
Items in the course of collection from other
banks                                                         584          508
Central government and other eligible bills                   211          175
Loans and advances to banks                                 7,753        7,480
Loans and advances to customers                   12       67,540       56,887
-------------------------------------------------------------------------------
Securitisation and loan transfers                             593          794
Less: non returnable amounts                                (504)        (667)
-------------------------------------------------------------------------------
                                                               89          127
Debt securities                                            15,676       12,337
-------------------------------------------------------------------------------
Securitisation                                                243            -
Less: non returnable amounts                                (224)            -
-------------------------------------------------------------------------------
                                                               19            -
Equity shares                                                  64           38
Interests in associated undertakings                           14           13
Interests in joint ventures
-------------------------------------------------------------------------------
- share of gross assets                                       190           63
- share of gross liabilities                                 (73)         (38)
- goodwill                                                    126            -
-------------------------------------------------------------------------------
                                                              243           25
Intangible fixed assets                                       147          266
Tangible fixed assets                                       1,268        1,209
Other assets                                                3,767        3,841
Prepayments and accrued income                                690          543
                                                       ----------   ----------
                                                           99,462       84,128
Life assurance assets attributable to
policyholders                                               6,969        5,175
                                                       ----------   ----------
                                                          106,431       89,303
LIABILITIES                                            ==========   ==========

Deposits by banks                                          17,060       12,617
Customer accounts                                 14       54,395       48,496
Debt securities in issue                                   12,917        9,652
Items in the course of transmission to other
banks                                                         230          136
Other liabilities                                           5,676        5,453
Accruals and deferred income                                  621          541
Provisions for liabilities and charges
- deferred taxation                                            66           54
- other                                                       221          189
Subordinated liabilities                                    3,682        2,703
Minority interests
- equity                                                       54           54
- non equity                                                   76           73
-------------------------------------------------------------------------------
Called up capital stock                           15          679          679
Stock premium account                             16          767          765
Capital reserve                                   16          498          436
Profit and loss account                           16        2,281        2,099
Revaluation reserve                               16          239          181
-------------------------------------------------------------------------------
                                                            4,464        4,160
Own shares held for the benefit of life
assurance                                                   (183)        (126)
policyholder
                                                       ----------   ----------
Stockholders' funds including non equity
interests                                                   4,281        4,034
                                                       ----------   ----------
Life assurance liabilities attributable to
policyholders                                               7,152        5,301
                                                       ----------   ----------
                                                          106,431       89,303



                                                                The Group
                                                            2004          2003
                                            Notes           EURm          EURm
MEMORANDUM ITEMS

Contingent liabilities

Acceptances and endorsements                                  33            81
Guarantees and assets pledged as collateral
security                                                   1,291         1,172
Other contingent liabilities                                 494           508
                                                      ----------    ----------
                                                18         1,818         1,761
                                                      ==========    ==========
Commitments                                     18        25,235        19,050
                                                      ==========    ==========



NOTE OF HISTORICAL COST PROFIT AND LOSS

There is no significant difference between the results as disclosed in the profit and loss account and the results on an unmodified historical cost basis.

                                                                      The Group
                                                                  2004         2003
                                                                         (restated)
                                                    Notes         EURm         EURm
RECONCILIATION OF MOVEMENT IN STOCKHOLDERS' FUNDS
At 1 April                                                       4,034        4,200
Prior Year Adjustments arising from
implementation of UITF 37                                            -         (123)
Profit attributable to the ordinary stockholders                   935          826
Dividends                                              10        (400)        (371)
                                                            ----------   ----------
                                                                 4,569        4,532
Revaluation of property                                             59            -
Other recognised gains/(losses)                                     62         (346)
Re-issue of treasury stock under employee stock
schemes                                             15,16           25            6

Ordinary stock buyback and held as Treasury stock   15,16        (377)        (133)
Goodwill written back on disposal of subsidiary                      -            5
Movement in cost of own shares held for benefit
of Life Assurance policyholders                                   (57)         (30)
                                                            ----------   ----------
At 31 March                                                      4,281        4,034
                                                            ==========   ==========
Stockholders' funds:
Equity                                                           4,215        3,969
Non equity                                                          66           65
                                                            ----------   ----------
                                                                 4,281        4,034
                                                            ==========   ==========

                                                                 The Group
                                                             2004         2003
                                              Notes          EURm         EURm
STATEMENT OF TOTAL RECOGNISED GAINS AND
LOSSES
Profit attributable to the ordinary                           935          826
stockholders
Exchange adjustments                          15, 16           62        (346)
Revaluation of property                                        59            -
                                                       ----------   ----------
Total recognised gains for the year                         1,056          480
                                                       ==========   ==========

                                                               The Group
                                                          2004           2003
                                                          EURm           EURm
Net cash flow from operating activities                  3,664          1,109

Dividend received from joint venture                         7              -
Returns on investment and servicing of finance           (190)          (181)
Taxation                                                 (201)          (180)
Capital expenditure and financial investment           (2,875)        (1,367)
Acquisitions and disposals                               (179)          (172)
Equity dividends paid                                    (381)          (349)
Financing                                                  609            205
                                                    ----------     ----------
Increase/(decrease) in cash in the year                    454          (935)
                                                    ==========     ==========



1 BASIS OF ACCOUNTING AND ACCOUNTING POLICIES

The accounting policies as set out on pages 50 to 53 in the Report and Accounts for the year ended 31 March 2003 are unchanged with the following exceptions.

Change in Accounting Policy

A change was undertaken to capitalise procurement fees and amortise these costs in line with the actual product life, which is being adopted on a prospective basis for sales from 1 April 2003; the effect in the Group profit and loss account is a gain of EUR22m in the year to 31 March 2004. The comparatives were not restated as the amounts were not material.

UITF Abstract 37 "Purchases and Sales of Own Shares" was issued on 28 October 2003 and is effective for accounting periods ending on or after 23 December 2003. "Own Shares", previously shown as asset are now included as a deduction from equity in arriving at Stockholders Funds. As a consequence the financial statements at 31 March 2003 have been restated leading to a decrease in the opening balance of stockholders' funds of EUR123m. No profits or losses are recognised in respect of dealings in Bank of Ireland shares. As permitted under Irish legislation, Bank of Ireland Life the principal life assurance subsidiary of the group, holds for the benefit of its policyholders shares in Bank of Ireland Group. However, under the UITF Abstract these shares are required to be treated as though they were purchased by the company for its own benefit and treated as treasury shares.

As required by the UITF Abstract, the cost of the shares at 31 March 2004 has been deducted from shareholders funds. This deduction is presented as a separate line on the balance sheet. As a consequence, the related liabilities have been restated and no profit and loss impact arises.


2 RATES OF EXCHANGE

The principal rates of exchange used in the preparation of the accounts are as follows:

                             31 March 2004                   31 March 2003
                       Closing            Average       Closing       Average
EUR/US$                 1.2224             1.1796        1.0895        1.0051
EUR/StgGBP              0.6659             0.6926        0.6896        0.6460


3 SEGMENTAL ANALYSIS

(a) Geographical segment                           2004

                       Republic of   United Kingdom   Rest of World      Total
                           Ireland
                              EURm             EURm            EURm       EURm
Turnover                     2,658            2,283             153      5,094
                          ========         ========        ========   ========
Profit before
exceptional items              936              340              41      1,317
                          ========         ========        ========
Exceptional items                                                         (97)
Grossing up (1)                                                           (50)
                                                                      --------
Profit before taxation                                                   1,170
                                                                      ========
Net assets                   2,422            1,399             460      4,281
                          ========         ========        ========   ========
Total assets (2)            91,249           52,158           2,410    145,817
                          ========         ========        ========   ========


3 SEGMENTAL ANALYSIS (continued)

                                                2003

                                            (restated)
                       Republic of   United Kingdom   Rest of World      Total
                           Ireland
                              EURm             EURm            EURm       EURm
Turnover                     2,621            2,272             148      5,041
                          ========         ========        ========   ========
Profit before
exceptional item               869              319              43      1,231
                          ========         ========        ========
Exceptional item                                                         (164)
Grossing up (1)                                                           (54)
                                                                      --------
Profit before taxation                                                   1,013
                                                                      ========
Net assets                   2,212            1,448             374      4,034
                          ========         ========        ========   ========
Total assets (2)            71,035           38,941           2,224    112,200
                          ========         ========        ========   ========

                                                       2004

(b) Business       Retail        BOI     Wholesale UK Financial        Asset   UK Post     Group &       Total
class         Republic of       Life     Financial     Services   Management    Office     Central
                  Ireland                 Services                  Services     Joint
                                                                               Venture
                     EURm       EURm         EURm         EURm         EURm       EURm       EURm         EURm
Net interest
income                909          -          292          601            3          -       (26)        1,779
Other income          289        147          298          246          258          -         11        1,249
               ----------     ------     --------   ----------   ----------    -------    -------    ----------
Total
operating
income              1,198        147          590          847          261          -        (15)       3,028
Administrative
expenses              724          -          221          472          136          -        101        1,654
Provision for
bad and
doubtful debts         53          -           31            2            -          -          -           86
               ----------    -------   ----------   ----------   ----------   --------    -------    ----------
Operating
Profit                421        147          338          373          125          -      (116)        1,288
Income from
associated
undertakings
and joint
ventures              (2)          -           33            -            -        (3)          1           29
               ----------   --------   ----------   ----------   ----------   --------   --------   ----------
Profit before
exceptional
items                 419        147          371          373          125        (3)      (115)        1,317
               ==========   ========   ==========   ==========   ==========   ========   ========
Exceptional
items                                                                                                     (97)
Grossing up(1)                                                                                            (50)
                                                                                                    ----------
Profit before
taxation                                                                                                 1,170
                                                                                                    ==========
Net assets          1,210         95          697        1,483          369          -        427        4,281
               ==========   ========   ==========   ==========   ==========   ========   ========   ==========
Total assets
(2)                36,324      7,401       60,328       38,716        1,606          -     10,110      154,485
               ==========   ========   ==========   ==========   ==========   ========   ========   ==========
Total Risk
Weighted
Assets             18,922          -       20,893       22,828          149          -        569       63,361
               ==========   ========   ==========   ==========   ==========   ========   ========   ==========


3 SEGMENTAL ANALYSIS (continued)

                                                   2003
                                                 (restated)
                   Retail        BOI     Wholesale    UK Financial    Asset      UK Post      Group &       Total
              Republic of       Life     Financial     Services  Management       Office      Central
                 Ireland                  Services                 Services        Joint
                                                                                 Venture
                     EURm       EURm         EURm         EURm         EURm         EURm         EURm        EURm
Net interest
income                861          -          261          628            5            -            1       1,756
Other income          272         87          317          275          233            -           31       1,215
               ----------   --------   ----------   ----------   ----------   ----------   ----------   ---------
Total
operating
income              1,133         87          578          903          238            -           32       2,971
Administrative
expenses              687          -          213          523          125            -          114       1,662
Provision for
bad and
doubtful debts         54          -           25           21            -            -            -         100
               ----------   -------    ----------   ----------   ----------   ----------   ----------   ---------
Operating
Profit                392         87          340          359          113            -         (82)       1,209
Income from
associated
undertakings
and joint
ventures              (2)          -           27            -            -            -          (3)          22
               ----------   --------   ----------   ----------   ----------   ----------   ----------   ---------
Profit before
exceptional
item                  390         87          367          359          113            -         (85)       1,231
               ==========   ========   ==========   ==========   ==========     ========      ========
Exceptional
items                                                                                                       (164)
Grossing up(1)                                                                                               (54)
                                                                                                        ---------
Profit before
taxation                                                                                                    1,013
                                                                                                        =========
Net assets          1,092         88          562        1,481          344            -          467       4,034
               ==========   ========   ==========   ==========   ==========     ========     ========   =========
Total assets
(2)                29,261      5,728       50,530       32,841        1,611            -        7,416     127,387
               ==========   ========   ==========   ==========   ==========     ========     ========   =========
Total Risk
Weighted
Assets             15,564          -       18,986       19,512          143            -          422      54,627
               ==========   ========   ==========   ==========   ==========     ========     ========   =========


(1) The Group undertakes tax based transactions at rates which differ from normal market rates in return for tax relief arising from various incentives and reliefs. To assist in making valid comparison of pre-tax performance, the analysis of business unit performance is grossed up.
(2) Total assets include intra-group items of EUR39,386m (2003: EUR22,897m) in geographic segments and EUR48,054m (2003: EUR38,084m) in business class.


4 ACQUISITION - CURRENT YEAR

On 3 April 2003, Bank of Ireland announced that its wholly owned subsidiary, First Rate Acquisitions Inc. acquired a 100% interest in Foreign Currency Exchange Corp ("FCEC") for a consideration of US$11.4m (EUR10.7m).

As analysed below, the acquisition gave rise to goodwill of US$8.6m (EUR8.0m), which has been capitalised and will be written off to the profit and loss account over its useful estimated life of 20 years.

                                                      US$m               EURm
Debtors                                                1.5                1.4
Cash at Bank and in Hand                               3.7                3.5
Tangible Fixed Assets                                  0.4                0.4
Creditors Due Within One Year                        (2.1)              (2.0)
Other Liabilities                                    (0.1)              (0.1)
                                                ----------         ----------
Net Assets Acquired                                    3.4                3.2
Goodwill                                               8.6                8.0
                                                ----------         ----------
                                                      12.0               11.2
                                                ==========         ==========
Consideration                                         11.4               10.7
Costs of Acquisition                                   0.6                0.5
                                                ----------         ----------
                                                      12.0               11.2
                                                ==========         ==========

There were no fair value adjustments to the Balance Sheet of FCEC at 2 April
2003.

The profit before tax for FCEC for the period 1 January 2003 to 2 April 2003 was US$0 (EUR0) (year ended 31 December 2002: US$0.3m (EUR0.3m)).

A summarised profit and loss account for the period from 3 April 2003 to 31 March 2004 is as follows:

                                                  US$m                    EURm
Income                                             4.6                     3.9
Operating Expenses                               (5.0)                   (4.2)
                                            ----------              ----------
Operating (loss)                                 (0.4)                   (0.3)
                                            ==========              ==========


5   OTHER INTEREST RECEIVABLE AND SIMILAR INCOME

                                                           2004          2003
                                                           EURm          EURm
     The Group

     Loans and advances to banks                            227           208
     Loans and advances to customers                      2,858         2,922
     Finance leasing                                        119           129
     Instalment credit                                       96            88
                                                     ----------    ----------
                                                          3,300         3,347
                                                     ==========    ==========


6   OTHER OPERATING INCOME                                   2004         2003
                                                             EURm         EURm
    The Group

    Loss/Profit on disposal of investment securities          (2)            5
    Profit on disposal of tangible fixed assets                20           37
    Profit on disposal of leases                                -           21
    Securitisation servicing fees                               6            9
    Other income                                               26           44
                                                       ----------   ----------
                                                               50          116
                                                       ==========   ==========


7 EXCEPTIONAL ITEMS - CURRENT YEAR

In the year ending 31 March 2004, the exceptional items represent the following:

- the net proceeds of EUR36 million on the sale of our share in the alliance between Bank of Ireland Securities Services and State Street Bank,
- the write-off of the remainder of the goodwill associated with Chase de Vere of EUR93 million together with some provisions of EUR22 million for the impairment of certain assets in the IFA business.
- additional costs of EUR4 million incurred in relation to restructuring undertaken in previous years.
- implementation costs of EUR14 million associated with the UKFS Business Improvement Programme.


8 EXCEPTIONAL ITEMS - PRIOR YEAR

- Active Business Services was disposed of resulting in a loss on disposal of EUR12.4m.
-  On 30 September the Group terminated its joint venture with Perot
   Systems and reorganised the IT business within the Group and the costs associated with this reorganisation amounted to EUR8.6m.
-  Following a fundamental review of the IFA operations in Bristol &
   West, the Group combined the operations of two of its subsidiaries, namely Chase de Vere Investments plc and MX Moneyextra Financial Solutions Ltd. The carrying value of the two companies at 31 March 2003 was compared to their recoverable amounts, represented by their value in use to the Group. As part of this review it was recognised that the carrying value of goodwill relating to these businesses has been impaired to the extent of StgGBP80m (EUR123.8m). Also included in the exceptional item is StgGBP7.8m (EUR12.1m) in respect of the projected costs of restructure and the write-off of certain fixed assets, StgGBP4.6m (EUR7.1m), representing the difference between their carrying net book value and the cash flows that they are projected to generate following restructure.


9 TAXATION

                                                                 2004         2003
     The Group                                                   EURm         EURm
     Current Tax

     Irish Corporation tax
         Current year                                             141          108
         Prior years                                                8           17
     Double taxation relief                                      (19)         (16)
     Foreign tax
         Current year                                              70           69
         Prior years                                             (14)         (13)
                                                           ----------   ----------
                                                                  186          165
     Deferred Tax
     Origination and reversal of timing differences                13         (11)

     Share of associated undertakings and joint ventures            9            9
                                                           ----------   ----------
                                                                  208          163
                                                           ==========   ==========


9 TAXATION (continued)

The tax charge for the year, at an effective rate of 17.8% (2003: 16.1%) is higher than the standard Irish Corporation Tax rate mainly because the benefits derived from tax based lending and the International Financial Services Centre reduced rate have been offset by a combination of higher tax rates applying in other jurisdictions, non-deductible goodwill write-off and the levy on certain financial institutions in the Republic of Ireland.

                                                           2004          2003
                                                           EURm          EURm
The deferred taxation credit/charge arises from:
Leased assets                                               (2)             9
Own assets                                                    7           (2)
Short term timing differences                                 8          (18)
                                                     ----------    ----------
                                                             13          (11)
                                                     ==========    ==========

The reconciliation of current tax on profit on ordinary activities at the standard Irish Corporation tax rate to the Group's actual current tax charge for the years ended 31 March 2004 and 2003 is shown as follows:

                                                             2004         2003
                                                             EURm         EURm
Profit on ordinary activities before tax multiplied
by the weighted                                               146          153
standard rate of Corporate tax in Ireland of 12.5%
(2003: 15.125%)

Effects of:
Expenses not deductible for tax purposes                        8            5
Levy on certain financial institutions                         26            7
Foreign earnings subject to different rates of tax             39           15
Non-deductible goodwill impairment                             30           33
Tax exempted income and income at a reduced Irish
tax rate                                                     (44)         (63)
Capital allowances in excess of depreciation                  (5)          (7)
Other deferred tax timing differences                         (8)           18
Prior year adjustments                                        (6)            4
                                                       ----------   ----------
Current tax charge                                            186          165
                                                       ==========   ==========


10 DIVIDENDS

                                                          2004            2003
                                                          EURm            EURm
Equity Stock:
2004
On units of EUR0.64 Ordinary Stock in issue
Interim dividend 14.8c                                     143
Proposed final dividend 26.6c                              257

2003
On units of EUR0.64 Ordinary Stock in issue
Interim dividend 13.2c                                                     133
Proposed final dividend 23.8c                                              238
                                                    ----------      ----------
                                                           400             371
                                                    ==========      ==========


10 DIVIDENDS (continued)

                                                             2004         2003
                                                             EURm         EURm
Non Equity Stock:

2004
On units of EUR1.27 of Non-Cumulative Preference Stock,
Dividend EUR1.5237                                              5
On units of StgGBP1 of Non-Cumulative Preference Stock,
Dividend StgGBP1.2625                                           3

2003
On units of EUR1.27 of Non-Cumulative Preference Stock,
Dividend EUR1.5237                                                           5
On units of StgGBP1 of Non-Cumulative Preference Stock,
Dividend StgGBP1.2625                                                        4
                                                       ----------   ----------
                                                                8            9
                                                       ==========   ==========


11 EARNINGS PER UNIT OF EUR0.64 ORDINARY STOCK

a)      Basic

The calculation of basic earnings per unit of EUR0.64 Ordinary Stock is based on the profit attributable to Ordinary Stockholders divided by the weighted average Ordinary Stock in issue excluding Treasury stock and own shares held for the benefit of life assurance policyholders.

                                                              2004         2003
                                                                     (restated)
Profit attributable to Ordinary Stockholders               EUR935m      EUR826m
Weighted average number of shares in issue excluding own
shares held for the benefit of life assurance policyholders   961m         991m

Basic earnings per share                                     97.2c        83.4c


b)      Diluted

The diluted earnings per unit of EUR0.64 Ordinary Stock is based on the profit attributable to Ordinary Stockholders divided by the weighted average Ordinary Stock in issue excluding own shares held for the benefit of life assurance policyholders adjusted for the effect of all dilutive potential Ordinary Stock.

                                                            2004          2003
                                                                     (restated)
Profit attributable to Ordinary Stockholders              EUR935m       EUR826m

Weighted average number of shares in issue excluding
own shares held                                              961m          991m
Effect of all dilutive potential Ordinary Stock                7m           10m
                                                       ----------    ----------
                                                             968m        1,001m
                                                       ==========    ==========
Diluted earnings per share                                  96.6c         82.6c



11 EARNINGS PER UNIT OF EUR0.64 ORDINARY STOCK (continued)

c)      Alternative

The calculation of alternative earnings per unit of EUR0.64 Ordinary Stock is based on the profit attributable to Ordinary Stockholders before goodwill amortisation and the exceptional items divided by the weighted average Ordinary Stock in issue. Under accounting standards shares of Bank of Ireland held by the Group's life assurance subsidiary are required to be deducted from the total number of shares in issue when calculating EPS. These shares are held for the benefit of policyholders and have been included in the weighted average number of shares for the purposes of calculating alternative earnings per share.

                                                             2004         2003
                                                                    (restated)
Basic                                                       97.2c        83.4c
Own shares held for benefit of life assurance              (2.1c)       (1.7c)
policyholders
Goodwill amortisation                                        1.6c         2.0c
Exceptional items                                           10.0c        15.5c
                                                       ----------   ----------
Alternative earnings per share                             106.7c        99.2c
                                                       ==========   ==========

Weighted average number of shares in issue excluding
own shares held for the benefit of life assurance
policyholders                                                961m         991m
Weighted average ordinary shares held for the
benefit of life assurance policyholders                       19m          17m
                                                       ----------   ----------
Weighted average ordinary shares in issue including
own shares for the benefit of life assurance
policyholders                                                980m        1008m
                                                       ==========   ==========


12   LOANS AND ADVANCES TO CUSTOMERS                           The Group
                                                             2004         2003
                                                             EURm         EURm
     Loans and advances to customers

     Loans and advances to customers                       63,876       53,946
     Loans and advances to customers - finance              2,593        2,226
     leases
     Hire purchase receivables                              1,543        1,195
                                                       ----------   ----------
                                                           68,012       57,367

     Provision for bad and doubtful debts (see note         (472)        (480)
     13)
                                                       ----------   ----------
                                                           67,540       56,887
                                                       ==========   ==========
     Repayable on demand                                    2,413        2,458
     Other loans and advances to customers by
     remaining maturity
     - 3 months or less                                     2,142        2,373
     - 1 year or less but over 3 months                     5,425        4,036
     - 5 years or less but over 1 year                     16,295       12,537
     - over 5 years                                        41,737       35,963
                                                       ----------   ----------
                                                           68,012       57,367
                                                       ==========   ==========


13 PROVISION FOR BAD AND DOUBTFUL DEBTS

                                                                The Group
                                                             2004         2003
                                                             EURm         EURm
At 1 April                                                    480          500
Exchange adjustments                                            7         (30)
Charge against profits                                         86          100
Amounts written off                                         (114)         (96)
Recoveries                                                     13            6
                                                       ----------   ----------
At 31 March                                                   472          480
                                                       ==========   ==========
All of which relates to loans and advances to
customers

Provisions at 31 March
- specific                                                    191          170
- general                                                     281          310
                                                       ----------   ----------
                                                              472          480
                                                       ==========   ==========


The Group's general provision, which provides for the latent loan losses in the portfolio of loans and advances, comprises an element relating to grade profiles of EUR180m (2003: EUR175m) and a non designated element, for prudential purposes of EUR101m (2003: EUR135m). The non-designated element is available for offset, in certain pre-defined circumstances, against specific loan losses as they crystallise.



14 CUSTOMER ACCOUNTS

                                                                The Group
                                                             2004         2003
                                                             EURm         EURm
Current accounts                                           11,259        9,646
Demand deposits                                            21,390       20,072
Term deposits and other products                           21,098       18,331
Other short-term borrowings                                   648          447
                                                       ----------   ----------
                                                           54,395       48,496
                                                       ==========   ==========

Repayable on demand                                        29,929       29,496
Other deposits with agreed maturity dates or periods
of notice,
by remaining maturity
- 3 months or less                                         15,551       12,443
- 1 year or less but over 3 months                          3,017        2,223
- 5 years or less but over 1 year                           4,877        3,668
- over 5 years                                              1,021          666
                                                       ----------   ----------
                                                           54,395       48,496
                                                       ==========   ==========


15 CAPITAL STOCK
                                                            2004          2003
                                                            EURm          EURm
Authorised

1,500m units of EUR0.64 of Ordinary Stock                    960           960
8m units of Non-Cumulative Preference Stock of US$25
each                                                         164           184
100m units of Non-Cumulative Preference Stock of
StgGBP1 each                                                 150           145
100m units of Non-Cumulative Preference Stock of
EUR1.27 each                                                 127           127
                                                     -----------   -----------
                                                           1,401         1,416
                                                     ===========   ===========

Allotted and fully paid                                     2004          2003
                                                                    (restated)
Equity
943.4 units of EUR0.64 of Ordinary Stock                     604           627
106.7 units of EUR0.64 of Treasury Stock                      68            45
Non equity
1.9 units of Non-Cumulative Preference Stock of
StgGBP1 each                                                   3             3
3.0 units of Non-Cumulative Preference Stock of
EUR1.27 each                                                   4             4
                                                      ----------    ----------
                                                             679           679
                                                      ==========    ==========


16    RESERVES

                                                                     The Group
                                                                          EURm
      Stock premium account
      Opening balance                                                      770
      Transfer to profit and loss account                                  (5)
                                                                    ----------
                                                                           765
      Exchange adjustments                                                   2
                                                                    ----------
      Closing balance                                                      767
                                                                    ==========
      Capital reserve
      Opening balance                                                      436
      Exchange adjustments                                                   -
      Transfer from revenue reserves                                        62
                                                                    ----------
      Closing balance                                                      498
                                                                    ==========
      Profit and loss account
      Opening balance                                                    2,129
      Prior year adjustment                                               (35)
      Transfer from stock premium account                                    5
                                                                    ----------
                                                                         2,099
      Profit retained                                                      473
      Exchange adjustments                                                  60
      Ordinary stock buyback and held as Treasury stock                  (377)
      Reissue of Treasury stock under employee stock schemes                25
      Transfer from revaluation reserve                                      2
      Purchase of stock by subsidiaries                                    (1)
                                                                    ----------
      Closing balance                                                    2,281
                                                                    ==========
      Revaluation reserve
      Opening balance                                                      181
      Exchange adjustments                                                   1
      Revaluation of property                                               59
      Transfer to revenue reserve on sale of property                      (2)
                                                                    ----------
      Closing balance                                                      239
                                                                    ==========


17 PENSION COSTS

The Group operates a number of defined benefit pension schemes in Ireland and overseas. The schemes are funded and the assets of the schemes are held in separate trustee administered funds.

The Group has continued to account for pensions in accordance with SSAP24 and the disclosures given in (a) are those required by this standard. Accounting for pensions under FRS17 will not be mandatory for the Group until year ended 31 March 2006 and prior to this, phased transitional disclosures are required by this standard and these additional disclosures are set out in (b).

(a)     SSAP 24 pension disclosures

An independent formal actuarial valuation of the Bank of Ireland Staff Pensions Fund (the main scheme) was carried out by Watson Wyatt, consulting actuaries as at 31 March 2001 using the projected unit credit method of funding. The principal assumption in the review was that the annual rate of return on investments would be 4.0 percent higher than the annual rate of increase in pensionable remuneration and in pensions in course of payment. The market value of the assets of the main scheme at 31 March 2001 was EUR2,762.6m and the actuarial value of the net assets after allowing for the expected future increases in earnings and pensions represented 119% of the benefits that had accrued to members. The surplus was corrected by charging to the surplus, the cost of pension augmentations and by the Bank ceasing its contributions to the scheme until the current actuarial valuation which is being carried out as at 31 March 2004, is completed. The accounting treatment adopted in accordance with SSAP24 is as follows:-



17 PENSION COSTS (continued)

   - The actuarial surplus is being spread over the average remaining service lives of current employees;
   - a provision of EUR141m (2003: EUR105m) in regard to the main scheme is included in the accounts being the excess of the accumulated pension charge over the amount funded;
   - the amortisation of the surplus gives rise to a net cost of EUR36m in relation to the main scheme, compared to a net cost of EUR32m in 2003.

The total charge for the Group in respect of the year ended 31 March 2004 was EUR60m in (2003: EUR57m).

Watson Wyatt have made a preliminary financial assessment of the Bank of Ireland Staff Pensions Fund as at 31 March 2004 using similar assumptions to those used when completing the formal valuation as at 31 March 2001. The assessment discloses that there is effectively equivalence between the actuarial value of the net assets and the value of the benefits that have accrued to members.

(b)     FRS 17 Pension disclosures

The additional disclosures required by FRS 17 in relation to the defined benefit plans in the Group are set out below.

Major assumptions                   2004               2003               2002
                        Weighted average   Weighted average   Weighted average
                                       %                  %                  %
Rate of general
increase in salaries                3.08               3.29               3.26
----------------------          ----------         ----------         ----------
Rate of increase in
pensions in payment                 2.66               2.91               2.91
----------------------          ----------         ----------         ----------
Rate of increase to
deferred pensions                   2.25               2.50               2.50
----------------------          ----------         ----------         ----------
Discount rate for
scheme liabilities                  5.50               5.50               6.00
Inflation rate                      2.25               2.50               2.50



The expected long term rates of return and market value of the assets of the material defined benefit plans at 31 March 2004, 31 March 2003 and 31 March 2002 were as follows:-

                       31 March 2004         31 March 2003         31 March 2002
                       -------------         -------------         -------------
                      Market     Expected   Market    Expected    Market     Expected
                       value         long    value        long     value         long
                        EURm         term     EURm        term      EURm         term
                                  rate of              rate of                rate of
                                   return               return                 return
Equities               2,048        7.5%     1,734        9.0%     2,484         7.5%
Bonds                    668        4.8%       464        4.2%       579         5.5%
Property                 363        6.5%       337        8.0%       329         6.5%
Other                     38        4.0%        73        4.0%        89         4.5%
                      --------              --------              --------
Total market
value of
schemes'
assets                 3,117                 2,608                 3,481
                    --------              --------              --------
Present value
of schemes'
liabilities            3,508                 3,407                 2,908
                    --------              --------              --------


                        EURm                  EURm                  EURm
Aggregate
deficit in
schemes                (391)                 (800)                  (30)

Aggregate
surplus in
schemes                    -                     1                   603
                    --------              --------              --------

Overall
(deficit)/
surplus in
schemes                (391)                 (799)                   573

Related
deferred tax
asset/(liability)         59                   118                  (67)
                    --------              --------              --------
Net pension
(liability)/asset      (332)                 (681)                   506
                    ========              ========              ========


17 PENSION COSTS (continued)

If the above amounts had been recognised in the accounts, the net assets and profit and loss account reserves, would be as follows:-


                                              31 March 2004     31 March 2003
                                                       EURm              EURm
Net assets of the Group                               4,281             4,034

Pension provision (net of deferred tax)                 138               110
                                                  ---------         ---------
                                                      4,419             4,144
Net pension (liability)                               (332)             (681)
                                                  ---------         ---------
Net assets of the Group including pension
(liability)/asset                                     4,087             3,463
                                                  =========         =========

Profit and loss account reserve                       2,281             2,099

Pension provision (net of deferred tax)                 138               110
                                                  ---------         ---------
                                                      2,419             2,209
Pension reserve                                       (332)             (681)
                                                  ---------         ---------
Profit and loss account reserve including
pension reserve                                       2,087             1,528
                                                  =========         =========

The following table sets out the components of the defined benefit cost.

Other finance income                             31 March 2004   31 March 2003
                                                          EURm            EURm
  Expected return on pension scheme assets                 203             239
  Interest on pension scheme liabilities                 (186)           (170)
                                                    ----------      ----------
  Net return                                                17              69

Included within administrative expenses
  Current service cost                                   (117)            (95)
  Past service cost                                        (5)             (1)
                                                    ----------      ----------
                                                         (122)            (96)
                                                    ----------      ----------
  Cost of providing defined retirement
  benefits                                               (105)            (27)
                                                    ==========      ==========


Analysis of the amount recognised in Statement   31 March 2004    31 March 2003
of Total Recognised Gains and Losses (STRGL)              EURm             EURm

Gain/(Loss) on assets                                      327           (989)
Experience (loss) on liabilities                          (29)            (24)
Gain/(Loss) on change of assumptions
(financial and demographic)                                170           (357)
Currency (loss)/gain                                       (2)               8
                                                   ------------     ------------
Total gain/(loss) recognised in STRGL
before adjustment for tax                                  466         (1,362)
                                                   ============     ============


17 PENSION COSTS (continued)

Movement in (deficit) surplus during the       31 March 2004     31 March 2003
year                                                    EURm              EURm

(Deficit)/Surplus in scheme at beginning of
period                                                 (799)               573
Contributions paid                                        47                21
Current service cost                                   (117)              (95)
Past service cost                                        (5)               (1)
Acquisition/ (loss)                                        -               (4)
Other finance income                                      17                69
Actuarial gain/(loss)                                    468           (1,370)
Currency (loss)/gain                                     (2)                 8
                                                ------------      ------------
(Deficit) in the scheme at end of period               (391)             (799)
Related deferred tax asset                                59               118
                                                ------------      ------------
                                                       (332)             (681)
                                                ============      ============


History of experience gains and losses         31 March 2004    31 March 2003
                                                        EURm             EURm

Gain/(Loss) on scheme assets:
Amount                                                   327            (989)
Percentage of scheme assets                            10.6%          (37.9%)
Experience (loss) on scheme liabilities:
Amount                                                  (29)             (24)
Percentage of scheme liabilities                      (0.8%)           (0.7%)
Total actuarial (loss) recognised in STRGL:
Amount                                                   466          (1,362)
Percentage of scheme liabilities at end of
period                                                 13.3%          (40.0%)



18 CONTINGENT LIABILITIES AND COMMITMENTS

The tables below give, for the Group, the contract amounts and risk weighted amounts of contingent liabilities and commitments. The maximum exposure to credit loss under contingent liabilities and commitments is the contract amount of the instrument in the event of non-performance by the other party where all counter claims, collateral or security proved worthless. The risk weighted amounts have been calculated in accordance with the Central Bank of Ireland's guidelines implementing the Basel agreement on capital adequacy (i).

                                  31 March 2004             31 March 2003
                                               Risk                      Risk
                               Contract     Weighted     Contract     Weighted
                                 Amount       Amount       Amount       Amount
The Group - Contingent             EURm         EURm         EURm         EURm
Liabilities
Acceptances and
endorsements                         33           18           81           65
Guarantees and assets
pledged as collateral
security
- Assets pledged                      -            -            -            -
- Guarantees and
irrevocable letters of
credit                            1,291        1,236        1,172        1,107
Other contingent
liabilities                         494          223          508          239
                             ----------   ----------   ----------   ----------
                                  1,818        1,477        1,761        1,411
                             ==========   ==========   ==========   ==========
The Group - Commitments

Sale and option to resell             -            -            -            -
transactions
Other commitments
- Documentary credits and
short-term trade-related
transactions                         75           18           52           19
- Forward asset purchases,            -            -            -            -
forward deposits placed and
forward sale and repurchase
agreements
- Undrawn note issuance
and revolving underwriting
facilities                          622           10          776           27
- Undrawn formal standby
facilities, credit lines and
other commitments to lend:
- irrevocable with
original maturity of over
1 year                            5,416        2,489        4,212        2,065
- revocable or
irrevocable with original
maturity of 1 year or less
(ii)                             19,122            -       14,010            -
                             ----------   ----------   ----------   ----------
                                 25,235        2,517       19,050        2,111
                             ==========   ==========   ==========   ==========


19 GROUP FINANCIAL INFORMATION FOR US INVESTORS

Summary of Significant Differences between Irish and US Accounting Principles

Consolidated Net Income
                                                             2004         2003
                                                             EURm         EURm
Net income under Irish GAAP                                   935          826
Depreciation                                                  (1)          (2)
Software development costs                                      4            5
Goodwill                                                       12            6
Pension costs                                                (48)         (44)
Long-term assurance policies                                 (86)         (39)
Group Transformation Programme                               (11)         (23)
Leasing                                                      (27)         (38)
Stock based compensation (1)                                  (3)          (3)
Derivatives                                                    97           75
Other                                                          12            1
Deferred tax effect on these adjustments                        8            3
                                                       ----------   ----------
Net income under US GAAP                                      892          767
                                                       ==========   ==========
Earnings per unit of EUR0.64 Ordinary Stock under US
GAAP
- basic                                                     92.8c        77.4c
                                                       ==========   ==========
- diluted                                                   92.2c        76.7c
                                                       ==========   ==========

Consolidated Total Stockholders' Funds
                                                          2004           2003
                                                          EURm     (restated)
                                                                         EURm
Total stockholders' funds including non equity
interest under Irish GAAP                                4,281          4,034
Property less related depreciation                       (382)          (347)
Software development costs                                   -            (4)
Goodwill                                                   445            422
Debt securities - available for sale                       104            113
Pension costs                                             (20)           (12)
Long-term assurance policies                             (415)          (359)
Dividends                                                  257            238
Leasing                                                   (72)           (45)
Group Transformation Programme                               -             11
Derivatives                                                 99              2
Other                                                      (7)           (20)
Deferred taxation on these adjustments                      28             30
                                                    ----------     ----------
Consolidated stockholders' funds including non
equity interests under US GAAP                           4,318          4,063
                                                    ==========     ==========


19 GROUP FINANCIAL INFORMATION FOR US INVESTORS (continued)

Summary of Significant Differences between Irish and US Accounting Principles

Consolidated Total Assets

                                                        2004             2003
                                                        EURm       (restated)
                                                                         EURm
Total assets under Irish GAAP                        106,431           89,303
Property less related depreciation                     (382)            (347)
Goodwill                                                 473              449
Software development costs                                 -              (4)
Debt securities - available for sale                     104              113
Pension costs                                           (15)              (7)
Acceptances                                               33               81
Long-term assurance policies                           (415)            (359)
Special purpose entities                               1,389            1,019
Derivatives                                              883            1,214
Other                                                   (80)             (76)
                                                  ----------       ----------
Total assets under US GAAP                           108,421           91,386
                                                  ==========       ==========


Consolidated Total Liabilities and Stockholders' Funds

                                                           2004          2003
                                                           EURm    (restated)
                                                                         EURm
Total liabilities and stockholders' funds including
non equity interests under Irish GAAP                   106,431        89,303
Stockholders' funds (US GAAP adjustment)                     37            29
Dividends                                                 (257)         (238)
Special purpose entities                                  1,389         1,019
Acceptances                                                  33            81
Leasing                                                      72            45
Group Transformation Programme                                -          (11)
Derivatives                                                 784         1,212
Other                                                      (19)           (3)
Deferred taxation on these adjustments                     (49)          (51)
                                                     ----------    ----------
Total liabilities and stockholders' funds including
non equity interests under US GAAP                      108,421        91,386
                                                     ==========    ==========


(1) The Group accounts for stock based compensation in accordance with APB25 "Accounting for stock issued to Employees" and the charge as noted above is EUR3m. The Group, in its 20-F filing, adopts the disclosure provisions of SFAS123 "Accounting for Stock Based Compensation" and on this basis had a fair value basis of accounting for these schemes been applied based on the fair values at the grant date the additional expense in the period to 31 March 2004 would have been EUR13m and the pro forma net income under US GAAP would have been EUR879m. The total cost of these schemes therefore for the twelve months to 31 March 2004, not included in the Irish GAAP Profit and Loss Account, amounted to EUR16m of which EUR11m approximately relates to the Group Employee Sharesave Scheme.


20 CAPITAL ADEQUACY DATA

                                        31 March 2004           31 March 2003
                                                                   (restated)
                                                 EURm                    EURm
Adjusted capital base                           4,569                   4,377
Tier 1                                          3,552                   2,442
Tier 2                                       --------                --------
                                                8,121                   6,819

Supervisory deductions                            934                     752
                                             --------                --------
                                                7,187                   6,067
                                             ========                ========
Risk weighted assets
Banking Book                                   60,664                  52,546
Trading Book                                    2,727                   2,046
                                             --------                --------
                                               63,361                  54,592
                                             ========                ========
Capital Ratios
Tier 1 Capital                                   7.2%                    8.0%
Total Capital                                   11.3%                   11.1%



AVERAGE BALANCE SHEET AND INTEREST RATES

The following tables show the average balances and interest rates of interest earning assets and interest bearing liabilities for each of the years ended 31 March, 2004 and 2003. The calculations of average balances are based on daily, weekly or monthly averages, depending on the reporting unit. The average balances used are considered to be representative of the operations of the Group.

                                Year Ended                             Year Ended
                                 31-3-2004                              31-3-2003
                                                                        (restated)
                    Average                                Average
                    Balance      Interest        Rate      Balance     Interest        Rate
                       EURm         EURm            %         EURm         EURm            %
ASSETS
Loans to banks
Domestic
offices               7,385          171          2.3        6,835          196          2.9
Foreign
offices                 755           26          3.4          406           12          2.9
Loans to
customers(1)
Domestic
offices              28,987        1,394          4.8       25,140        1,419          5.6
Foreign
offices              29,533        1,494          5.0       28,533        1,503          5.3
Central
government and
other eligible
bills
Domestic
offices                   9            -            -            7            -            -
Foreign                   -            -            -            -            -            -
offices
Debt
Securities
Domestic
offices               8,942          268          3.0        8,132          279          3.4
Foreign
offices               1,453           63          4.3        1,285           65          5.1
Instalment
credit
Domestic
offices                 502           35          7.0          451           32          7.1
Foreign
offices                 869           61          7.0          708           56          7.9
Finance lease
receivables
Domestic
offices               2,043          114          5.6        2,238          126          5.6
Foreign
offices                 194            5          2.4           75            3          4.0
Total
interest-earning
assets
Domestic
offices              47,868        1,982          4.1       42,803        2,052          4.8
Foreign
offices              32,804        1,649          5.0       31,007        1,639          5.3
                 ----------   ----------   ----------   ----------   ----------   ----------
                     80,672        3,631          4.5       73,810        3,691          5.0
Allowance for
loan losses           (496)                                  (485)
Non interest
earning assets
(2)                  17,447                                 15,729
                 ----------   ----------   ----------   ----------   ----------   ----------
Total Assets         97,623        3,631          3.7       89,054        3,691          4.1
                 ==========   ==========   ==========   ==========   ==========   ==========

Percentage of
assets
applicable to
foreign
activities            35.4%                                 36.60%



AVERAGE BALANCE SHEET AND INTEREST RATES(continued)

                             Year Ended                             Year Ended
                             31-3-2004                              31-3-2003
                                                                    (restated)
                 Average                                Average
                 Balance      Interest        Rate      Balance      Interest       Rate
                    EURm         EURm            %         EURm         EURm            %
LIABILITIES
AND
STOCKHOLDERS'
EQUITY
Deposits by
banks
Domestic
offices           13,946          388          2.8       10,912          353          3.2
Foreign
offices            1,028           34          3.3        1,144           38          3.3
Customer
accounts
Demand
deposits
Domestic
offices           10,936          124          1.1       10,919          186          1.7
Foreign
offices            8,449          240          2.8        9,628          266          2.8
Term
deposits
Domestic
offices            9,640           73          0.8        7,559           87          1.2
Foreign
offices            9,893          504          5.1       10,488          487          4.6
Other
deposits
Domestic
offices              550           39          7.1        1,322           54          4.1
Foreign
offices               14            1          5.0           24            1          4.2
Interest
bearing
current
accounts
Domestic
offices              850            8          1.0          750           11          1.5
Foreign
offices            2,312           61          2.6        2,013           52          2.6
Debt
securities in
issue
Domestic
offices            8,049          131          1.6        6,233          168          2.7
Foreign
offices            3,037          107          3.5        2,559          103          4.0
Subordinated
liabilities
Domestic
offices            1,566           75          4.8        1,431           82          5.7
Foreign
offices            1,382          102          7.4          928           74          8.0
Total
interest
bearing
liabilities
Domestic
offices           45,537          838          1.8       39,126          941          2.4
Foreign
offices           26,115        1,049          4.0       26,784        1,021          3.8
              ----------   ----------   ----------   ----------   ----------   ----------
                  71,652        1,887          2.6       65,910        1,962          3.0

Non interest
bearing
liabilities
Current
accounts           7,426                                  6,547

Other non
interest
bearing
liabilities
(2)               14,153                                 12,261

Stockholders
equity
including non
equity
interests          4,392                                  4,336
              ----------   ----------   ----------   ----------   ----------   ----------
Total
liabilities
and
stockholders'
equity            97,623        1,887          1.9       89,054        1,962          2.2
              ==========   ==========   ==========   ==========   ==========   ==========
Percentage of
liabilities
applicable to
foreign
activities          35.4%                                 36.60%



(1) Loans to customers include non-accrual loans and loans classified as problem loans.
(2) In accordance with Financial Reporting Standard 2, the balance sheets of the life assurance companies have been consolidated and are reflected under "Non interest earning assets" and "Other non interest bearing liabilities".


(Euro, US$ & STGGBP)
                                              EURm       US$m(1)     StgGBPm(1)
INTEREST RECEIVABLE

Interest receivable and similar income
arising from debt securities                   331           405           220
Other interest receivable and similar
income                                       3,300         4,033         2,197

INTEREST PAYABLE                           (1,887)       (2,306)       (1,256)
                                          ---------    ----------    ----------
NET INTEREST INCOME                          1,744         2,132         1,161

Fees and commissions receivable              1,134         1,387           755
Fees and commissions payable                 (200)         (245)         (133)
Dealing profits                                 73            89            49
Contribution from life assurance
companies                                      177           216           118
Other operating income                          50            61            34
                                          --------     ----------    ----------
TOTAL OPERATING INCOME                       2,978         3,640         1,984

Administrative expenses                      1,471         1,798           980
Depreciation and amortisation                  183           223           122
                                          --------     ----------    ----------
OPERATING PROFIT BEFORE PROVISIONS           1,324         1,619           882

Provision for bad and doubtful debts            86           106            58
                                          ---------    ----------    ----------
OPERATING PROFIT                             1,238         1,513           824

Income from associated undertakings and
joint ventures                                  29            35            19
                                          ---------    ----------    ----------
PROFIT ON ORDINARY ACTIVITIES BEFORE
EXCEPTIONAL ITEMS                            1,267         1,548           843
Exceptional Items                             (97)         (118)          (64)
                                          ---------    ----------    ----------
Profit before taxation                       1,170         1,430           779
Taxation                                     (208)         (255)         (139)
                                          --------     ----------    ----------
PROFIT AFTER TAXATION                          962         1,175           640

Minority interests : equity                     13            16             9
                   : non equity                  6             7             4
Non-cumulative preference stock
dividends                                        8            10             5
                                          --------     ----------    ----------
PROFIT ATTRIBUTABLE TO THE
ORDINARY STOCKHOLDERS                          935         1,142           622

Transfer to capital reserve                     62            75            41
Ordinary dividends                             400           489           266
                                          ---------    ----------    ----------
PROFIT RETAINED FOR THE YEAR                   473           578           315
                                          =========    ==========    ==========
Earnings per unit of EUR0.64 Ordinary
Stock                                        97.2c         118.8c         64.7p
                                          =========    ==========    ==========
Alternative earnings per unit of EUR0.64
Ordinary Stock                              106.7c        130.4c          71.1p
                                          =========    ==========    ==========

(1)     Converted at closing exchange rates.


(Euro, US$ & STGGBP)
                                                      EURm       US$m(1)   StgGBPm(1)
ASSETS
Cash and balances at central                         1,397        1,707          930
banks
Items in the course of
collection                                             584          714          389
from other banks
Central government and other
eligible bills                                         211          258          140
Loans and advances to banks                          7,753        9,477        5,162
Loans and advances to customers                     67,629       82,669       45,034
Debt securities                                     15,695       19,185       10,451
Equity shares                                           64           78           43
Interests in associated                                 14           18           10
undertakings
Interests in joint ventures                            243          297          162
Intangible fixed assets                                147          179           98
Tangible fixed assets                                1,268        1,551          844
Other assets                                         3,767        4,606        2,509
Prepayments and accrued income                         690          844          460
                                                ----------   ----------   ----------
                                                    99,462      121,583       66,232
Life assurance assets
attributable                                         6,969        8,519        4,641
to policyholders
                                                ----------   ----------   ----------
                                                   106,431      130,102       70,873
                                                ==========   ==========   ==========
LIABILITIES

Deposits by banks                                   17,060       20,854       11,360
Customer accounts                                   54,395       66,493       36,222
Debt securities in issue                            12,917       15,790        8,602
Items in the course of
transmission                                           230          281          153
to other banks
Other liabilities                                    5,676        6,938        3,780
Accruals and deferred income                           621          759          413
Provisions for liabilities and
charges
- deferred taxation                                     66           81           44
- other                                                221          270          147
Subordinated liabilities                             3,682        4,500        2,451
Minority interests
- equity                                                54           66           36
- non equity                                            76           93           50
------------------------------------------------------------------------------------
Called up capital stock                                679          830          452
Stock premium account                                  767          938          511
Capital reserve                                        498          609          332
Profit and loss account                              2,281        2,789        1,520
Revaluation reserve                                    239          292          159
------------------------------------------------------------------------------------
                                                     4,464        5,458        2,974
Own shares held for the benefit
of life assurance policyholder                       (183)        (224)        (122)
                                                ----------   ----------   ----------
Stockholders' funds including
non equity interests                                 4,281        5,234        2,852
                                                ----------   ----------   ----------
Life assurance liabilities
attributable to policyholders                        7,152        8,743        4,763
                                                ----------   ----------   ----------
                                                   106,431      130,102       70,873
                                                ==========   ==========   ==========

Converted at closing exchange rates.






                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


The Governor and Company
of the Bank of Ireland


John B. Clifford
Group Secretary


Date: 13 May 2004